SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33470; 812-14975

Ellington Income Opportunities Fund, et al.

May 8, 2019

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act")

for an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act, under sections 6(c) and

23(c)(3) of the Act for an exemption from rule 23c-3 under the Act, and for an order pursuant to

section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end

management investment companies to issue multiple classes of shares and to impose asset-based

distribution and/or service fees, early withdrawal charges ("EWCs"), and early repurchase fees.

The order would supersede the prior order.[1]

Applicants: Ellington Income Opportunities Fund (the "Ellington Fund"), Princeton Private

Investments Access Fund (the "Princeton Fund," and together with the Ellington Fund, the

"Initial Funds"), Princeton Fund Advisors, LLC (the "Investment Adviser"), and Ellington

Global Asset Management, LLC (the "Sub-Adviser," and together with the Investment Adviser,

the "Investment Advisers").

Filing Dates: The application was filed on November 13, 2018 and amended on April 16, 2019.

---

[1]   Princeton Private Equity Fund and Princeton Fund Advisors, LLC, Investment Co. Act Rel.
31512 (March 25, 2015) (Notice) and 31562 (April 22, 2015) (Order) (the "PPIAF Order").

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on June 3, 2019, and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: Ellington Income Opportunities Fund and Princeton Private Investments Access Fund, c/o Princeton Fund Advisors, LLC , 8000 Norman Center Drive, Suite 630, Minneapolis, Minnesota 55437, Princeton Fund Advisors, LLC, 8000 Norman Center Drive, Suite 630, Minneapolis, Minnesota 55437, and Ellington Global Asset Management, LLC, 53 Forest Avenue, Suite 301, Old Greenwich, Connecticut 06870.

FOR FURTHER INFORMATION CONTACT: Hae-Sung Lee, Senior Counsel, at (202) 551-7345, or Trace W. Rakestraw, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1. The Ellington Fund is a newly-formed Delaware statutory trust that is registered under the Act as a continuously offered, non-diversified, closed-end management investment company.

2. The Princeton Fund is a Delaware business trust that is registered under the Act as a closed-end, non diversified, management investment company.

3. The Investment Adviser, a Delaware limited liability company, is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). The Investment Adviser serves as investment adviser to the Initial Funds.

4. The Sub-Adviser, a Delaware limited liability company, is registered as an investment adviser under the Advisers Act. The Sub-Advisor serves as the investment sub-adviser to the Ellington Fund.

5.   The applicants seek an order to permit the Funds (as defined below) to issue multiple classes of shares of beneficial interest, each having its own fee and expense structure and to impose EWCs, asset-based distribution and/or service fees with respect to certain classes.

6. Applicants request that the order also apply to any continuously-offered registered closed-end management investment company, existing now or in the future, for which the Investment Adviser, or any entity controlling, controlled by, or under common control with the Investment Adviser, or any successor in interest to any such entity,[2] acts as investment adviser and which operates as an interval fund pursuant to rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to rule 13e-4 under the Securities Exchange Act of

---

[2]   A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

1934 ("Exchange Act") (each, a "Future Fund" and together with the Initial Funds, the "Funds").[3]

7. Ellington Fund's Class M shares are currently being offered in private transactions on a continuous basis at net asset value per Share. The Ellington Fund reserves the right to conduct a public offering of shares under the Securities Act of 1933, as amended ("Securities Act"). Applicants state that additional offerings by any Fund relying on the order may be on a private placement or public offering basis. Shares of the Funds are not expected to be listed on any securities exchange, nor quoted on any quotation medium and the Funds do not expect there to be a secondary trading market for their shares.

8. If the requested relief is granted, the Ellington Fund may continuously offer Class A shares, Class C shares, Class I shares, and Class M shares, with each class having its own fee and expense structure. Class M Shares of the Ellington Fund are not subject to a front-end sales charge. Class M shares will not be subject to an EWC. The Funds may in the future offer additional classes of shares and/or another sales charge structure.

9. The Princeton Fund's shares are currently offered in private transactions on a continuous basis at their net asset value per share, plus if applicable, any upfront sales load. The Princeton Fund's shares are only offered to individuals or entities that are "accredited investors" within the meaning of Regulation D of the Securities Act. The Princeton Fund currently relies on the PPIAF Order to offer multiple classes of shares, and each class has its own fee and expense structure. The Princeton Fund offers seven classes of shares designated as "Class A", "Class I", "Class AA", "Class II", "Class C", "Class T" and "Class L".

---

[3]   Any Fund relying on this relief in the future will do so in a manner consistent with the terms and conditions of the application. Applicants represent that each entity presently intending to rely on the requested relief is listed as an applicant.

10. Applicants state that, from time to time, the Initial Funds may create additional classes of shares, the terms of which may differ from Class A, Class AA, Class C, Class I, Class II, Class T, Class L, and Class M shares in the following respects: (i) the amount of fees permitted by different distribution plans or different service fee arrangements; (ii) voting rights with respect to a distribution or service plan of a class; (iii) different class designations; (iv) the impact of any class expenses directly attributable to a particular class of shares allocated on a class basis as described in the application; (v) any differences in dividends and net asset value resulting from differences in fees under a distribution plan or in class expenses; (vi) any EWC or other sales load structure; and (vii) exchange or conversion privileges of the classes as permitted under the Act.

11. Applicants state that the Ellington Fund has adopted a fundamental policy to repurchase a specified percentage of its shares (no less than 5% and no more than 25%) at net asset value on a quarterly basis, and each repurchase pricing shall occur no later than the 14th day after the repurchase request deadline, or the next business day if the 14th is not a business day. Such repurchase offers will be conducted pursuant to rule 23c-3 under the Act. The Princeton Fund provides periodic liquidity with respect to its shares pursuant to rule 13e-4 under the Exchange Act. Each of the other Funds will likewise adopt fundamental investment policies and make quarterly repurchase offers to its shareholders in compliance with rule 23c-3 or will provide periodic liquidity with respect to its shares pursuant to rule 13e-4 under the Exchange Act.[4] Any repurchase offers made by the Funds will be made to all holders of shares of each such Fund as of the selected record date.

---

[4]   Applicants submit that rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act.

12. Applicants represent that any asset-based service and/or distribution fees for each class of shares of the Funds will comply with the provisions of FINRA Rule 2341 ("FINRA Sales Charge Rule").[5] Applicants also represent that each Fund will disclose in its prospectus the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multiple class funds under Form N-1A.[6] As is required for open-end funds, each Fund will disclose its expenses in shareholder reports, and describe any arrangements that result in breakpoints in, or elimination of, sales loads in its prospectus.[7] In addition, applicants will comply with applicable enhanced fee disclosure requirements for fund of funds, including registered funds of hedge funds.[8]

13. Each of the Funds will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to the Fund. In addition, each Fund will contractually require that any distributor of the Fund's shares comply with such requirements in connection with the distribution of such Fund's shares.

---

[5]   Any reference in the application to the FINRA Sales Charge Rule includes any successor or replacement to the FINRA Sales Charge Rule.

[6]   In all respects other than class by class disclosure, each Fund will comply with the requirements of Form N-2.

[7]   See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release) (requiring open-end investment companies to disclose fund expenses in shareholder reports); and Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release) (requiring open-end investment companies to provide prospectus disclosure of certain sales load information).

[8]   Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.

14.   Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of the Fund attributable to each class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution and/or service plan of that class, service fees, and any other incremental expenses of that class. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Applicants state that each Fund will comply with the provisions of rule 18f-3 under the Act as if it were an open-end investment company.

15.   Applicants state that each Fund may impose an EWC on shares submitted for repurchase that have been held less than a specified period and may waive the EWC for certain categories of shareholders or transactions to be established from time to time. Applicants state that each Fund will apply the EWC (and any waivers or scheduled variations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of rule 22d-1 under the Act as if the Funds were open-end investment companies.

16.   Applicants state that shares of a Fund may be subject to an early repurchase fee ("Early Repurchase Fee") at a rate of no greater than 2% of the aggregate net asset value of a shareholder's shares repurchased by the Fund if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year. Any Early Repurchase Fees will apply equally to all classes of shares of a Fund, consistent with section 18 of the Act and rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so consistently with the requirements of rule 22d-1 under the Act as if the Early Repurchase Fee were a contingent deferred sales load (''CDSL'') and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, any such Early

Repurchase Fee will apply uniformly to all shareholders of the Fund regardless of class. Applicants state that the Princeton Fund is the only Initial Fund that charges an Early Repurchase Fee.

17.   Each Fund operating as an interval fund pursuant to rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with the Fund's periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, "Other Funds"). Shares of a Fund operating pursuant to rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in rule 23c-3 under the Act. Any exchange option will comply with rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to rule 11a-3. In complying with rule 11a-3, each Fund will treat an EWC as if it were a CDSL.

Applicants' Legal Analysis:

Multiple Classes of Shares

1.   Section 18(a)(2) of the Act provides that a closed-end investment company may not issue or sell a senior security that is a stock unless certain requirements are met. Applicants state that the creation of multiple classes of shares of the Funds may violate section 18(a)(2) because the Funds may not meet such requirements with respect to a class of shares that may be a senior security.

2.   Section 18(c) of the Act provides, in relevant part, that a closed-end investment company may not issue or sell any senior security if, immediately thereafter, the company has outstanding more than one class of senior security. Applicants state that the creation of multiple classes of shares of the Funds may be prohibited by section 18(c), as a class may have priority over another class as to payment of dividends because shareholders of different classes would pay different fees and expenses.

3.   Section 18(i) of the Act provides that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock. Applicants state that multiple classes of shares of the Funds may violate section 18(i) of the Act because each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule or regulation under the Act, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request an exemption under section 6(c) from sections 18(a)(2), 18(c) and 18(i) to permit the Funds to issue multiple classes of shares.

5.   Applicants submit that the proposed allocation of expenses relating to distribution and/or services and voting rights among multiple classes is equitable and will not discriminate against any group or class of shareholders. Applicants submit that the proposed arrangements would permit a Fund to facilitate the distribution of its shares and provide investors with a broader choice of shareholder services. Applicants assert that the proposed closed-end

investment company multiple class structure does not raise the concerns underlying section 18 of the Act to any greater degree than open-end investment companies' multiple class structures that are permitted by rule 18f-3 under the Act. Applicants state that each Fund will comply with the provisions of rule 18f-3 as if it were an open-end investment company.

Early Withdrawal Charges

1.   Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

2.   Rule 23c-3 under the Act permits a registered closed-end investment company (an "interval fund") to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) under the Act permits an interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of the proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

3.   Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

4.   Applicants request relief under section 6(c), discussed above, and section 23(c)(3)

from rule 23c-3 to the extent necessary for the Funds to impose an EWC on shares of the Funds submitted for repurchase that have been held for less than a specified period.

5.   Applicants state that the EWCs they intend to impose are functionally similar to CDSLs imposed by open-end investment companies under rule 6c-10 under the Act. Rule 6c-10 permits open-end investment companies to impose CDSLs, subject to certain conditions. Applicants note that rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor and state that the same policy considerations support imposition of EWCs in the interval fund context. In addition, applicants state that EWCs may be necessary for the distributor to recover distribution costs. Applicants represent that any EWC imposed by the Funds will comply with rule 6c-10 under the Act as if the rule were applicable to closed-end investment companies. The Funds will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs.

Asset-based Distribution and/or Service Fees

1. Section 17(d) of the Act and rule 17d-1 under the Act prohibit an affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under section 17(d) and rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

11

2.	Rule 17d-3 under the Act provides an exemption from section 17(d) and rule 17d-1 to permit open-end investment companies to enter into distribution arrangements pursuant to rule 12b-1 under the Act. Applicants request an order under section 17(d) and rule 17d-1 under the Act to the extent necessary to permit the Fund to impose asset-based distribution and/or service fees. Applicants have agreed to comply with rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies, which they believe will resolve any concerns that might arise in connection with a Fund financing the distribution of its shares through asset-based distribution and/or service fees.

For the reasons stated above, applicants submit that the exemptions requested under section 6(c) are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the relief requested pursuant to section 23(c)(3) will be consistent with the protection of investors and will insure that applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Finally, applicants state that the Funds' imposition of asset-based distribution and/or service fees is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the order will comply with the provisions of rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with

the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Deputy Secretary